Filed Pursuant to Rule 433

Registration No. 333-230656

Free Writing Prospectus dated September 29, 2020

DTE ENERGY COMPANY

PRICING TERM SHEET

Issuer:	DTE Energy Company

Security:	2020 Series H 0.55% Senior Notes due 2022 (the “Notes”)

Legal Format:	SEC Registered

Principal Amount:	$750,000,000

Maturity Date:	November 1, 2022

Interest Payment Dates:	May 1 and November 1, commencing on May 1, 2021

Benchmark Treasury:	0.125% due September 30, 2022

Benchmark Treasury Price/Yield:	100-00 / 0.125%

Spread to Benchmark Treasury:	+45 basis points

Yield to Maturity:	0.575%

Coupon:	0.55%

Price to Public:	99.949%

Optional Redemption	The Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 10 basis points; plus in either case, accrued and unpaid interest to the redemption date.

Trade Date:	September 29, 2020

Settlement Date:	T+6; October 7, 2020

CUSIP / ISIN:	233331 BH9 / US233331BH98

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Anticipated Ratings:* (Moody’s/S&P/Fitch)	Baa2 (Stable) / BBB (Stable) / BBB (Stable)

Joint Book-Running Managers:	BofA Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.